Exhibit 99.1

THERAPIX BIOSCIENCES LTD.

Therapix Biosciences Reports Second Quarter 2018 Financial Results and

Provides Business Update

TEL AVIV, Israel, August 20, 2018 /PRNewswire/ -- Therapix Biosciences Ltd. (Nasdaq: TRPX) a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, issued today its financial summary - second quarter 2018 vs. second quarter 2017 (Note: The functional currency of the Company is New Israeli Shekel; for presentation purposes, the financial data herein is presented in USD):

•	Net loss of $1.2 million, or $0.35 per ADS, for the three months ended June 30, 2018, compared to a net loss of $1.86 million, or $1.10 per ADS, for the three months ended June 30, 2017. For the six months ended June 30, 2018, net loss of $3.26 million, or $0.93 per ADS, compared to a net loss of $2.5 million, or $1.07 per ADS, for the comparable period in 2017. The first half of 2018 net loss included $0.31 million of income due to exchange rate differences on balances of cash and cash equivalents (classified as finance income), versus $0.45 million of expense incurred during the corresponding period in 2017.

•	Research and development ("R&D") expenses amounted to $0.65 million for the three months ended June 30, 2018, compared to approximately $0.46 million for the three months ended June 30, 2017. For the six months ended June 30, 2018, R&D expenses amounted to $1.64 million, compared to $0.7 million for the comparable period in 2017. The increase in R&D expenses for the first half of 2018 resulted primarily from higher expenses in connection with the clinical trials, including expenses for R&D and preclinical studies, wages and related expenses, and regulatory and other expenses.

•	General and administrative expenses (“G&A”) amounted to $1 million for the three months ended June 30, 2018, compared to $0.97 million for the three months ended June 30, 2017. For the six months ended June 30, 2018, G&A expenses amounted to $2.14 million, compared to $1.37 million for the comparable period in 2017. The increase resulted primarily from hiring of new employees, rise in wages and related expenses, investor relations and business expenses, business development expenses as well as professional and directors’ fees. These increases were the result of the continuance of the clinical trials and an increase in the number of the Company's employees.

•	Cash totaled $5.1 million as of June 30, 2018, compared to $9.2 million as of December 31, 2017. The decrease in cash primarily resulted from increased R&D and G&A expenses as detailed above.

THERAPIX BIOSCIENCES LTD.

Business update and developments in the Company’s clinical R&D programs:

Tourette Syndrome (TS):

•	The Phase IIa clinical study for THX-110 in TS at Yale University was completed. Sixteen patients were enrolled in the study. The Company recently reported top line results, and the results were further presented at the annual meeting of the European Society for the Study of Tourette Syndrome by principal investigator Dr. Michael Bloch.

•	The Phase IIb, placebo-controlled 12-week clinical trial for THX-110 in TS will be conducted in Germany. The Company currently anticipates first patient enrollment by the end of the third quarter, as anticipated by the original work plan and timeline. Top line results are expected in the first half of 2020.

Obstructive Sleep Apnea (OSA):

•	Within the framework of Therapix's “Entourage Effect” program, the Company has initiated a Phase IIa, sponsor-initiated trial for the treatment of OSA using the Company's proprietary cannabinoid-based technology, THX-110, at Assuta Medical Center in Israel. The study was initiated in June in accordance with the original work plan and timeline. Top line results are expected in the first half of 2019.

Chronic Pain:

•	Within the framework of Therapix's “Entourage Effect” program and as previously announced, a Phase IIa investigator-initiated trial was initiated for the treatment of chronic pain using THX-110, in the USA.

Mild Cognitive Impairment (MCI):

•	A pre-clinical study evaluating the effect of the THX-130, proprietary ultra-low-dose THC, in a rodent model for cognitive impairment related to traumatic brain injury (TBI) was initiated in Dalhousie University, Halifax, Canada. Results are expected by the second half of this year.

Antimicrobial:

•	We are continuing our development program as planned to evaluate the potential efficacy of our proprietary drug candidate THX-150.

THX-150 is a pharmaceutical composition of dronabinol (synthetic ∆9-tetrahydracannabinol) with or without palmitoylethanolamide (PEA) along with a selected antibacterial agent that may possess synergy potential. Our objective is to use our entourage technology in association with THC to potentially increase the efficacy of existing antibiotic drugs especially in antibiotic-resistant bacteria strains. In addition, we have initiated a study in an animal model of a microbial infection to test the potential efficacy and safety of THX-150 in accordance with the plan schedule during the second half of 2018.

Pain:

•	We have successfully completed two pre-clinical studies in acute and chronic pain in rodent models evaluating the potential efficacy of the Company's proprietary compound THX-160. THX-160 is a pharmaceutical formulation candidate containing a synthetic CB2 receptor agonist. The efficacy of THX-160 was measured as a stand-alone therapy and as an opioid sparing agent. In the preclinical studies, THX-160 was well tolerated and did not cause any significant adverse clinical effects. In addition, efficacy studies demonstrated the analgesic superiority of THX-160 over control and were comparable to high-dose morphine analgesic effects and in some instances exerted greater potency. The efficacy and safety of THX-160 was shown for both acute and chronic pain.

2

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Mainly based on an effective exchange rate of 3.65 NIS/USD as of June 30, 2018)

	June 30,		December 31,
	2018	2017	2017
	Unaudited		Audited
	USD in thousands

ASSETS

CURRENT ASSETS:
Cash	5,103	11,784	9,195
Restricted cash	23	13	24
Accounts receivable	448	242	278
Convertible loan	705	-	-

	6,279	12,039	9,497

NON-CURRENT ASSETS:

Prepaid public offering costs	53	-	19
Property and equipment	53	17	50

	106	17	69

	6,385	12,056	9,566
LIABILITIES AND EQUITY (DEFICIT)

CURRENT LIABILITIES:
Trade payables	1,077	543	1,017
Other accounts payable	155	128	160

	1,232	671	1,177

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Share capital	3,812	3,812	3,812
Share premium	36,989	36,612	36,612
Reserve from share-based payment transactions	5,310	4,584	5,311
Foreign currency translation reserve	432	760	782
Transactions with non-controlling interests	261	261	261
Accumulated deficit	(41,651)	(34,644)	(38,389)

Total equity	5,153	11,385	8,389

	6,385	12,056	9,566

3

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(Based on the average exchange rate of 3.56 NIS/USD for the six-month period ended June 30, 2018)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
	USD in thousands

Research and development expenses, net	1,645	695	650	455	1,943

General and administrative expenses	2,139	1,376	1,000	971	3,810

	3,784	2,071	1,650	1,426	5,753

Other expenses	-	-	-	-	1

Operating loss	3,784	2,071	1,650	1,426	5,754

Finance income	(525)	-	(437)	-	(1)

Finance expenses	3	428	1	437	491

Loss	3,262	2,499	1,214	1,863	6,244

Attributable to:
Equity holders of the Company	3,262	2,499	1,214	1,863	6,244
Non-controlling interests	-	-	-	-	-

	3,262	2,499	1,214	1,863	6,244

Basic and diluted loss per share attributable to equity holders of the Company	0.02	0.03	0.01	0.03	0.05

Basic and diluted loss per ADS attributable to equity holders of the Company	0.93	1.07	0.35	1.10	2.14

4

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Based on the average exchange rate of 3.56 NIS/USD for the six-month period ended June 30, 2018)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
	USD in thousands

Net loss	3,262	2,499	1,214	1,863	6,244

Amounts that will not be reclassified subsequently to profit or loss:

Adjustments arising from translation financial statements from functional currency to presentation currency	350	(439)	266	(124)	(461)

Total other comprehensive income (loss)	350	(439)	266	(124)	(461)

Total comprehensive loss	3,612	2,060	1,480	1,739	5,783

Attributable to:
Equity holders of the Company	3,612	2,060	1,480	1,739	5,783
Non-controlling interests	-	-	-	-	-

	3,612	2,060	1,480	1,739	5,783

5

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Mainly based on the average exchange rate of 3.56 NIS/USD for the six-month period ended June 30, 2018)

	Attributable to equity holders of the Company
	Share capital	Share premium	Reserve from share-based payment transactions	Foreign currency translation reserve	Transactions with non-controlling interests	Accumulated deficit	Total
	Unaudited
	USD in thousands

Balance at January 1, 2018	3,812	36,612	5,311	782	261	(38,389)	8,389

Loss	-	-	-	-	-	(3,262)	(3,262)
Other comprehensive loss	-	-	-	(350)	-	-	(350)

Total comprehensive loss	-	-	-	(350)	-	(3,262)	(3,612)
Share-Based payment	-	-	376	-	-	-	376
Expiration of share options	-	377	(377)	-	-	-	-

Balance at June 30, 2018	3,812	36,989	5,310	432	261	(41,651)	5,153

6

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Mainly based on the average exchange rate of 3.56 NIS/USD for the six-month period ended June 30, 2018)

	Attributable to equity holders of the Company
	Share capital	Share premium	Reserve from share-based payment transactions	Foreign currency translation reserve	Transactions with non-controlling interests	Accumulated deficit	Total
	Unaudited
	USD in thousands

Balance at January 1, 2017	1,087	26,600	4,449	321	261	(32,145)	573

Loss	-	-	-	-	-	(2,499)	(2,499)
Other comprehensive income	-	-	-	439	-	-	439

Total comprehensive income (loss)	-	-	-	439	-	(2,499)	(2,060)
Share-Based payment	-	-	135	-	-	-	135
Issuance of shares (1)	189	769	-	-	-	-	958
Issuance of shares (2)	2,207	7,928	-	-	-	-	10,135
Issuance of shares (3)	329	1,315	-	-	-	-	1,644

Balance at June 30, 2017	3,812	36,612	4,584	760	261	(34,644)	11,385

(1) Net issuance expenses of $61,000
(2) Net issuance expenses of $1,865,000
(3) Net issuance expenses of $156,000

7

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Mainly based on the average exchange rate of 3.56 NIS/USD for the six-month period ended June 30, 2018)

	Attributable to equity holders of the Company
	Share capital	Share premium	Reserve from share-based payment transactions	Foreign currency translation reserve	Transactions with non-controlling interests	Accumulated deficit	Total
	Unaudited
	USD in thousands

Balance at March 31, 2018	3,812	36,829	5,332	698	261	(40,437)	6,495

Loss	-	-	-	-	-	(1,214)	(1,214)
Other comprehensive loss	-	-	-	(266)	-	-	(266)

Total comprehensive loss	-	-	-	(266)	-	(1,214)	(1,480)
Share-based payment	-	-	138	-	-	-	138
Expiration of share options	-	160	(160)	-	-	-	-

Balance at June 30, 2018	3,812	36,989	5,310	432	261	(41,651)	5,153

8

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Mainly based on the average exchange rate of 3.56 NIS/USD for the six-month period ended June 30, 2018)

	Attributable to equity holders of the Company
	Share capital	Share premium	Reserve from share-based payment transactions	Foreign currency translation reserve	Transactions with non-controlling interests	Accumulated deficit	Total
	Unaudited
	USD in thousands

Balance at March 31, 2017	3,483	35,297	4,513	636	261	(32,781)	11,409

Loss	-	-	-	-	-	(1,863)	(1,863)
Other comprehensive income	-	-	-	124	-	-	124

Total comprehensive income (loss)	-	-	-	124	-	(1,863)	(1,739)
Share-based payment	-	-	71	-	-	-	71
Issuance of shares (1)	329	1,315	-	-	-	-	1,644

Balance at June 30, 2017	3,812	36,612	4,584	760	261	(34,644)	11,385

(1) Net issuance expenses of $156,000

9

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Mainly based on the average exchange rate of 3.56 NIS/USD for the six-month period ended June 30, 2018)

	Attributable to equity holders of the Company
	Share capital	Share premium	Reserve from share-based payment transactions	Foreign currency translation reserve	Transactions with non-controlling interests	Accumulated deficit	Total
	Audited
	USD in thousands

Balance at January 1, 2017	1,087	26,600	4,449	321	261	(32,145)	573

Loss	-	-	-	-	-	(6,244)	(6,244)
Other comprehensive income	-	-	-	461	-	-	461

Total comprehensive income (loss)	-	-	-	461	-	(6,244)	(5,783)
Share-Based payment	-	-	862	-	-	-	862
Issuance of shares (1)	189	769	-	-	-	-	958
Issuance of shares (2)	2,207	7,928	-	-	-	-	10,135
Issuance of shares (3)	329	1,315	-	-	-	-	1,644

Balance at December 31, 2017	3,812	36,612	5,311	782	261	(38,389)	8,389

(1) Net issuance expenses of $61,000
(2) Net issuance expenses of $1,865,000
(3) Net issuance expenses of $156,000

10

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Based on the average exchange rate of 3.56 NIS/USD for the six-month period ended June 30, 2018)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
	USD in thousands

Cash flows from operating activities:

Net loss	(3,262)	(2,499)	(1,214)	(1,863)	(6,244)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	6	2	3	1	5
Gain from sale of equipment	-	-	-	-	1
Share-based payment expense	376	135	138	71	862
Finance expenses (incomes), net	(512)	446	(422)	453	525
	(130)	583	(281)	525	1,393
Working capital adjustments:

Increase in accounts receivable	(189)	(110)	(50)	(102)	(143)
Decrease (increase) in trade payables	113	(101)	(101)	(406)	349
Decrease (increase) in other accounts payable	3	33	(189)	(54)	66
	(73)	(178)	(340)	(562)	272

Net cash used in operating activities	(3,465)	(2,094)	(1,835)	(1,900)	(4,579)

Cash flows from investing activities:

Increase in restricted cash	-	(2)	-	(2)	(11)
Proceed from sale of equipment	-	-	-	-	2
Purchase of equipment	(12)	(7)	(3)	(7)	(44)
Grant of convertible loan	(500)	-	(500)	-	-

Net cash used in investing activities	(512)	(9)	(503)	(9)	(53)

Cash flows from financing activities:

Prepaid public offering costs	(36)	-	1	-	(18)
Proceeds from issuance of share capital (net of issuance expenses)	-	13,167	-	1,943	13,193

Net cash provided by (used in) financing activities	(36)	13,167	1	1,943	13,175

Exchange rate differences on cash and cash equivalents in foreign currency	308	(446)	218	(453)	(527)
Translation differences on cash and cash equivalents	(387)	490	(287)	149	503
Increase (decrease) in cash	(4,092)	11,108	(2,406)	(270)	8,519
Cash at the beginning of the period	9,195	676	7,509	12,054	676

Cash at the end of the period	5,103	11,784	5,103	11,784	9,195

11

THERAPIX BIOSCIENCES LTD.

R&D AND G&A DETAIL

(Based on the average exchange rate of 3.56 NIS/USD for the six-month period ended June 30, 2018)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
	USD in thousands

Research and Development Expenses:

Clinical studies	372	256	118	163	511
R&D and preclinical studies	423	158	268	119	362
Wages and related expenses	335	140	127	57	321
Share-based payment	80	24	33	11	103
Regulatory and other expenses	384	117	104	105	276
Chemistry and formulation studies	51	-	-	-	330

	1,645	695	650	455	1,943

General and Administrative Expenses:

Investor relations and business expenses	164	388	55	340	871
Professional and director fees	713	394	259	302	1,007
Regulatory expenses	35	53	20	29	80
Business development	484	-	393	-	74
Wages and related expenses	347	343	120	185	808
Office, maintenance, rent and other expenses	100	87	48	55	211
Share-based payment	296	111	105	60	759

	2,139	1,376	1,000	971	3,810

Subsequent events:

On July 31, 2018, the Company entered into an Agreement for Convertible Equity (the “Convertible Equity Agreement”) with Therapix Healthcare Resources, Inc. (“THR”), which is a company incorporated in Delaware and an unaffiliated third party. Under the Convertible Equity Agreement, the Company loaned an aggregate of $1,300,000 (the “Loan”) to THR. The maturity date of the Loan, which accrues interest at a rate of nine percent (9%) per annum, will be upon demand of the Company at any time after August 1, 2018, the closing date (the “Maturity Date”). At the election of the Company, the entire Loan shall be converted into that number of shares of the most senior class of shares of THR existing at the time of such conversion, at a price per share equal to the fair market value of such shares as shall be determined by THR’s Board of Directors, it being acknowledged that, following the exercise of such conversion right, the Company shall hold 20.96% of THR. In addition, the Company shall have the right to appoint 50% of the members of the THR Board of Directors. The proceeds of the Loan were used by THR to acquire eight pain clinics, seven of which are located in Tennessee and one in Arkansas, as well as a fully equipped laboratory in Tennessee from Anesthesia Services Associates PLLC. (d/b/a Comprehensive Pain Specialist) on August 1, 2018.

12

THERAPIX BIOSCIENCES LTD.

About Therapix Biosciences Ltd.:

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of Senior Executives and Scientists. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in the following drug development programs based on repurposing an FDA-approved cannabinoid (Dronabinol): THX-110 for the treatment of Tourette syndrome (TS), for the treatment of Obstructive Sleep Apnea (OSA), and the treatment of pain; THX-130 for the treatment of Mild Cognitive Impairment (MCI) and Traumatic Brain Injury (TBI); THX-150 for the treatment of infectious diseases; and THX-160 for the treatment of pain. Please visit our website for more information at www.therapixbio.com.

About TXH-110 (Previously referred to as THX-TS01 and THX-OSA01):

THX-110 is a combination drug candidate for the treatment of Tourette syndrome, Obstructive Sleep Apnea and pain. It is composed of two components: (1) dronabinol (an FDA approved analog of ∆9-tetrahydracannabinol, or “THC”), and (2) palmitoylethanolamide ("PEA"), which is an endogenous fatty acid amide that belongs to the class of nuclear factor agonists, which are molecules that regulate the expression of genes. The combination of THC and PEA may induce a reaction known as the "Entourage Effect". The basic tenet of the entourage effect is that cannabinoids work together, or possess synergy, and affect the body in a mechanism similar to the body's own endocannabinoid system, which is a group of molecules and receptors in the brain that mediates the psychoactive effects of cannabis. This entourage effect may account for the pharmacological actions of PEA. Based on an activity enhancement of other physiological compounds, PEA may indirectly stimulate the cannabinoid receptors by potentiating their affinity for a receptor or by inhibiting their metabolic degradation, and by doing so, may increase the uptake of cannabinoid compounds, such as THC. Thus, it is speculated that the presence of the PEA molecule could increase the efficacy of THC, while reducing the required dosage and decreasing associated deleterious adverse events.

About THX-130:

THX-130 is a proprietary, innovative, formulation of ultra-low dose dronabinol, which is intended to provide a treatment for Mild Cognitive Impairment (MCI). Recent pre-clinical animal studies have found that an ultra-low dose of THC could potentially protect the brain from long-term cognitive impairment, which may be caused by aging, lack of oxygen supply, seizures or use of drugs. Certain pre-clinical studies also suggest that ultra-low doses of THC cause animals to improve performance in behavioral tests that measure learning and memory.

About THX-150:

THX-150 is a drug candidate intended for the treatment of infectious diseases. It consists of dronabinol or dronabinol with PEA and a selected antibacterial agent, which possesses antimicrobial synergy potential.

About THX-160:

THX-160 is a drug candidate intended for the treatment of pain. It consists of a CB2 receptor agonist with or without the opioid.

13

THERAPIX BIOSCIENCES LTD.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on Therapix's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Therapix could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding the Company's plans with respect to its clinical trials and its intent to report material developments and information regarding such trials. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Therapix Biosciences Ltd.'s Annual Report on Form 20-F filed with the Securities and Exchange Commission (SEC) on April 30, 2018 and in subsequent filings with the SEC. Except as otherwise required by law, Therapix disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

For further information:

Oz Adler, CFO

Oz@therapixbio.com

Investor Contact:

Investor Relations

IR@therapixbio.com

14